UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39914

AFFINITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

3175 Highway 278

Covington, Georgia 30014

(770) 786-7088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, The Fidelity Bank, as successor by merger to Affinity Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE FIDELITY BANK

As successor by merger to Affinity Bancshares, Inc.

August 17, 2026 By: /S/ LAUREN P. BATCHELOR

Name: Lauren P. Batchelor Title: Chief Financial Officer

* Pursuant to the Agreement and Plan of Merger, dated March 30, 2026, by and among Affinity Bancshares, Inc. (“Affinity”), Fidelity BancShares (N.C.), Inc. ("BancShares"), The Fidelity Bank, a direct, wholly-owned subsidiary of BancShares ("Fidelity"), and TFB Merger Subsidiary, Inc., a direct, wholly-owned subsidiary of Fidelity ("Merger Sub"), Merger Sub merged with and into Affinity, with Affinity continuing as the surviving corporation, and immediately thereafter Affinity merged with and into Fidelity, with Fidelity as the surviving corporation.